Form C

Cover Page

Name of issuer:

Adaptogens, PBC

Legal status of issuer:

Form: Other
Other (specify):   Public Benefit Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 7/15/2021

Physical address of issuer:

907 12th St
Boulder CO 80302

Website of issuer:

http://www.wearerasa.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of gross monies raised in the offering on any investment less than $25,000; the Portal will receive no commissions on individual investments greater than $25,000 if the Company provides Wefunder advanced notice of such individual investments.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

37,175

Price:

$4.49000

Method for determining price:

Dividing pre-money valuation $25,043,266.80 (or $15,003,649.85 for investors in the first $250,000.53) by number of shares outstanding on fully diluted basis.

Target offering amount:

$100,000.75

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,998.47

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

13

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,388,063.00	$747,553.00
Cash & Cash Equivalents:	$33,225.00	$36,696.00
Accounts Receivable:	$9,171.00	$3,546.00
Short-term Debt:	$274,264.00	$105,568.00
Long-term Debt:	$30,638.00	$0.00
Revenues/Sales:	$3,502,241.00	$1,866,218.00
Cost of Goods Sold:	$1,623,509.00	$1,408,648.00
Taxes Paid:	($4,505.00)	$11,782.00
Net Income:	$32,030.00	($477,032.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Adaptogens, PBC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lopa Kay van der Mersch	CEO	Rasa	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stephan van der Mersch	Advisor	2015
Lopa Kay van der Mersch	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
TWSS, Inc.	5243065.0 Common Stock	96.42

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent

determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History

We are an early-stage company. We were formed and commenced operations in 2015. We have a very limited history of operations and are considered a start-up company. We face all the risks faced by newer companies, including significant competition from existing and emerging competitors, many of which are established and have access to capital, and also face risks such as under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of our success must be considered remote in light of our early stage of operations.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

Negative Operating Cash Flow

We currently have a negative operating cash flow and anticipate continuing to have negative operating cashflow for the foreseeable future, and that our operating cashflow may become even more negative. Our ability to generate positive cashflow is dependent on our ability to execute on our business plan. There can be no assurance that we will succeed, or that the company will ever become operating cashflow positive. Even if we do achieve positive cashflow, we cannot predict the level of such cashflow. If we sustain losses over an extended period of time, we may be unable to continue our business.

To the extent our business strategy is successful, we must control overhead expenses and we may need to incur the expense of additional reliance on outside co-packers or hire additional personnel as needed. We may not succeed in expanding our customer base and product offerings and even if we do, we may never generate revenue that is significant enough to achieve positive cashflow. Even if we do achieve positive cashflow, we may not be able to sustain or increase positive cashflow on a quarterly or annual basis. Our failure to generate positive cashflow would depress our value and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations.

We may need to raise additional capital to fund our existing commercial operations and develop and commercialize new products and expand our operations.

Based on our current business plan, we believe the net proceeds from the offering, together with our current cash and cash equivalents and cash receipts from sales will enable us to conduct our planned operations through at least the end of 2022. If our available cash balances, net proceeds from the offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products or due to other risks described herein, we may seek to sell common stock or preferred stock or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

·   increase our sales and marketing efforts and address competitive developments;

·   provide for supply and inventory costs;

·   fund development and marketing efforts of any future products or additional features to then-current products;

·   acquire, license or invest in new technologies;

·   acquire or invest in complementary businesses or assets;

·   finance capital expenditures and general and administrative expenses; and

·   redeem shares from employees and the founder and controlling shareholder.

Our present and future funding requirements will depend on many factors, including:

·   our ability to achieve revenue growth and improve gross margins;

·   the cost of expanding our operations and offerings, including our sales and marketing efforts;

·   the effect of competing market developments; and

·   costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

Our rapid growth may not be indicative of our future growth, and our limited operating history may make it difficult to assess our future viability.

Specifically, we believe we experienced substantial benefit from the COVID-19 pandemic causing consumers to shop online more. We still do not have clarity on how the end of the pandemic will positively or negatively affect our growth. Additionally, the rollout of iOS14 has severely reduced our ability to market effectively through our main customer acquisition channel, Facebook. Our future growth depends at least partially on our ability to expand customer acquisition beyond Facebook. Last, we expect that, in the future, as our revenue increases to higher levels, our revenue growth rate will decline.

We also believe that growth of our revenue depends on several factors, including our ability to:

·   expand our existing channels of distribution;

·   develop additional channels of distribution;

·   grow our customer base;

·   cost-effectively increase online sales at our direct website and third-party marketplaces;

·   effectively introduce new products;

·   successfully change our brand;

·   increase awareness of our brand;

·   manufacture at a scale that satisfies future demand; and

·   effectively source key raw materials.

We may not successfully accomplish any of these objectives. Since our inception in 2015, we have not yet demonstrated the ability to manage rapid growth over a long period of time or achieve profitability at scale. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously achieved profitability.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Our rapid growth has placed and may continue to place significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. As we continue to grow, we will need to make significant investments in multiple facets of our company, including in sales, marketing, product development, information technology, equipment, facilities and personnel. We will also need to improve our operational, financial and management controls as well as our reporting systems and procedures.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business and our results of operations. Managing our planned growth effectively will require us to:

·   maintain a low cost of customer acquisition relative to customer lifetime value;

·   identify products that will be viewed favorably by customers;

·   successfully hire, train and motivate additional employees, including additional personnel for our technological, sales and marketing efforts.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability. In addition, if we are unable to effectively manage the growth of our business, the quality of our products may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

We may not be able to successfully implement our growth strategy for our brand on a timely basis or at all.

Our ability to implement our growth strategy depends, among other things, on our ability to:

·   grow our main social media customer acquisition channel;

·   add new digital customer acquisition channels;

- improve our customer acquisition funnel;

- improve our subscription program;

- build an effective B2B salesforce;

- develop and launch new products that appeal to our customers;

- innovate new formats for our product;

- change our brand, Rasa, to something we aim to be more mainstream. We anticipate that this rebranding will be disruptive to our business, potentially with negative financial consequences;

- expanding into food service;

- expand internationally;

- enter distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

- successfully compete in the product categories in which we choose to operate;

- develop and maintain consumer interest in our brand; and

- increase our brand recognition and loyalty.

We may not be able to implement this growth strategy successfully. Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of consumer interest or brand awareness, and our high rates of sales and income growth may not be sustainable over time. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

We have material weaknesses and significant deficiencies in our internal control over financial reporting.

We are a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In preparation of our financial statements in prior years, we believe that there is material weaknesses and significant deficiencies in our internal control over financial reporting. These material weaknesses and significant deficiencies concerned shortcomings in our accounting system, lack of established policies and controls over the financial close and reporting process, and lack of resources to evaluate and review appropriate accounting treatment for certain complex areas. Although we have taken steps to improve our internal controls and policies, we cannot assure you that there are not, and will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results, which may impair our ability to raise additional funds, sell the company, raise debt, or conduct other matters necessary to for the best interests of the company.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. In addition, the Company has no written polices in place with respect to disclosure controls and procedures. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The Company's actual financial position and results of operations may differ materially from the expectations of the Company's management.

The Company's actual financial position and results of operations may differ materially from management's expectations. The Company may experience some changes in its operating plans and certain delays in its plans. As a result, the Company's revenue, net income and cash flow may differ materially from the Company's projected revenue, net income and cash flow. The process for estimating the Company's revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company's financial condition or results of operations.

Uncertainty of Revenue Growth

There can be no assurance that the Company can generate revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company may achieve may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, and increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

There is no assurance that the Company will turn a profit

There is no assurance as to whether the Company will be profitable, maintain or increase revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company's results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

Development of New Products

The Company's success will depend, in part, on its ability to develop, introduce and market new and innovative products. If there is a shift in consumer demand, the Company must meet such demand through new and innovative products or else its business will fail. The Company's ability to develop, market and produce new products is subject to it having substantial capital. There is no assurance that the Company will be able to develop new and innovative products or have the capital necessary to develop such products.

Uncertainty of Use of Proceeds

Although the Company has set out its intended use of proceeds from this offering, these intended uses are estimates only and subject to change. While management does not contemplate any material variation, management does retain broad discretion in the application of such proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, including the Company's ability to achieve its stated business objectives.

Brand Awareness

The Company's brand is very new and awareness of its brand is very limited. Further, the company intends to change its brand. There is no assurance that the Company will be able to achieve brand awareness in any of the regions it operates in, or anywhere else, or that this change in brand will not harm the Company. In addition, the Company must develop successful marketing, promotional and sales programs in order to sell its products. If the Company is not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on the business, financial condition and operating results.

Dependence on Management and Key Personnel; Inexperience of Management

The Company has a small management team and is dependent on certain members of its management and consultants. The loss of the services of one or more of them could adversely affect the Company. Specifically, the loss of the Company's founder – Lopa van der Mersch, would have a substantial adverse impact on the Company. The Company's ability to maintain its competitive position is dependent upon its ability to attract and retain highly qualified managerial, specialized technical, manufacturing, sales and marketing personnel. There can be no assurance that the Company will be able to continue to recruit and retain such personnel. The inability of the Company to recruit and retain such personnel would adversely affect the Company's operations and product development. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of these executive officers or key personnel could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

In addition, our management team is inexperienced and has never operated a business of this type or scale before. We believe our management team's inexperience has impaired the Company's growth in the past and may do so again in the future. In order to execute on our business plan, we will likely need to hire additional qualified management personnel who have experience operating a rapidly growing business in our industry. We may not be able to attract or retain such personnel and the failure to hire such management personnel could have an adverse effect on our business.

Further, Stephan van der Mersch is only an advisor to the Company with no official role within the Company. As such, it is likely that the Company's progress will be impaired by his lack of involvement.

The Company may not be able to develop additional products, which could materially impact its future financial prospects.

If the Company cannot successfully develop, manufacture, sell and distribute its products, or if the Company experiences difficulties in the development process, such as research & development challenges, production difficulties, capacity constraints, quality control problems or other disruptions, the Company may not be able to develop additional market-ready commercial products at acceptable costs, which would have an adverse effect on the Company's commercialization plans and the Company's business, prospects, results of operations and financial condition.

Significant ongoing costs and obligations

The Company expects to incur significant ongoing costs and obligations related to its investment in developing its business and the products, which could have a material adverse impact on the Company's results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, unforeseen expenses, difficulties, complications and delays, and other unknown events, all of which may impair the financial condition of the company and the value of our shares.

Failure to maintain sufficient internal production capacity, source appropriate external production capacity, or to enter into third-party agreements on terms that are beneficial for us may result in our inability to meet customer demand and/or may increase our operating costs and capital expenditures.

We rely on a single third-party co-packer to process and manufacture all of our products. Any replacement of the co-packer could require significant effort, as we may not be able to secure supplies from other co-packers on a timely basis or on reasonable commercial terms. The co-packer may be subject to damage or interruption from, among other things, fire, natural or man-made disaster, disease outbreaks or public health pandemics, power loss, telecommunications or internet failure, unauthorized entry, computer viruses, denial-of service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. The extent to which COVID-19 may affect our ability to obtain herbs and other ingredients for our products is uncertain and cannot be predicted.

A failure by us or our co-packers to comply with food safety, environmental, or other laws and regulations, or to produce products of the quality and taste-profile we expect, or with efficiency and at costs we expect, may disrupt our supply of products. In addition, we may experience increased distribution and warehousing costs due to capacity constraints resulting from our growth. If we need to enter additional co-packing, warehousing or distribution agreements in the future, we can provide no assurance that we would be able to find acceptable third-party providers or enter into agreements on satisfactory terms or at all. In addition, we may need to expand our internal capacity, which could increase our operating costs and could require significant capital expenditures. If we cannot grow and maintain sufficient and satisfactory production, warehousing and distribution capacity, either internally or through third party agreements, we may be unable to meet customer demand and/or our manufacturing, distribution and warehousing costs may increase, which could negatively affect our business.

Our financial success depends on our ability to successfully predict changes in consumer preferences and develop successful new products and marketing strategies in response.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences and address their concerns. We must also adapt our marketing strategies to these fluid consumer preferences as they develop. Recent trends in consumer preferences that may impact us include:

- dietary trends and increased attention to nutritional values, such as sugar, fat, protein, fiber or calorie content;

- concerns about obesity and the health effects of specific ingredients and nutrients, such as sugar and other sweeteners, ingredients derived from genetically modified organisms (GMOs), gluten, dairy, soybeans, nuts, oils, vitamins, fiber and minerals; and

- increasing awareness of the environmental and social effects of product production, including agricultural production by food manufacturers and their suppliers.

The development and introduction of new products could require substantial research and development and other expenditures, including capital investment and marketing and warehouse slotting investments. In addition, the success of our innovation and product development efforts depends upon our ability to anticipate changes in consumers' preferences, the technical capability of our research and development staff in developing, formulating and testing new products, and our ability to introduce the resulting products in a timely manner. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than anticipated and our strategy to grow sales and profits through product innovations and extensions will be less successful.

Consumer preferences for natural and organic food products are difficult to predict and may change.

Our business is primarily focused on sales of organic and natural products, and our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. Further, failures by us or our competitors to deliver quality products could erode consumer trust in the organic certification of foods. A significant shift in consumer demand away from our products would reduce our market share, harming our business.

Limited Number of Products

The Company's business is focused on the production and distribution of adaptogen-related products. If such products do not achieve sufficient market acceptance, it will be difficult for us to achieve profitability. The Company's revenues are derived almost exclusively from adaptogen-based products, and the Company expects that its adaptogen-based products will account for substantially all of its revenue for the foreseeable future. If the adaptogen market declines or adaptogen-derived products fail to achieve substantially greater market acceptance than they currently enjoy, the Company will not be able to grow its revenues sufficiently for it to achieve consistent profitability. Even if products to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of adaptogens. Adverse publicity about adaptogen-based products may discourage consumers from buying products distributed by the Company.

Raw Materials

The Company's products are produced mostly from herbs. Accordingly, the Company and/or its manufacturers must acquire enough herbs so that the products can be produced to meet the demand of its customers. A shortage of any of the herbs the Company uses in its products could result in loss of sales and damage to the Company. If the Company and/or its manufacturers become unable to acquire commercial quality herbs on a timely basis and at commercially reasonable prices, and are unable to find one or more replacement suppliers with the regulatory approvals to supply herbs at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, the Company will likely be unable to meet customer demand.

We are subject to the risks associated with conducting business operations outside of the U.S., which could adversely affect our business.

We purchase our products from a variety of suppliers, including international suppliers. Our direct purchases from non-US suppliers represent a majority of our raw materials, and we expect our international purchases may grow with time. We also sell our products to consumers through our website and other online distributors that are in foreign countries, and we may in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international business operations, including:

· difficulties with foreign and geographically dispersed operations;

· having to comply with various U.S. and international laws;

· changes and uncertainties relating to foreign rules and regulations;

· tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

· limitations on our ability to enter into cost-effective arrangements with distributors, or at all;

· fluctuations in foreign currency exchange rates;

· imposition of limitations on production, sale or export in foreign countries, including due to pandemic or quarantine;

· disruptions in international trade due to pandemic, war, weather, natural disasters, or other circumstances.

· imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

· imposition of differing labor laws and standards;

· economic, political, environmental, health-related or social instability in foreign countries and regions;

· an inability, or reduced ability, to protect our intellectual property;

· availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

· difficulties in recruiting and retaining personnel, and managing international operations;

· difficulties in enforcing contracts and legal decisions; and

· less developed infrastructure.

If we expand into other target markets, we cannot assure you that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

In addition, we could be adversely affected by violations of the U.S. Foreign

Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. We have no written policies in place and have not conducted training or audits of our vendors or suppliers with respect to these anti-bribery laws. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

We rely on a small number of suppliers to provide our raw materials, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.

We rely on suppliers and vendors to meet our high-quality standards and supply products in a timely and efficient manner. There is, however, no assurance that quality natural and organic products will continue to be available to meet our specific and growing needs. This may be due to, among other reasons, problems with our suppliers' and vendors' businesses, finances, labor relations, ability to export materials, product quality issues, costs, production, insurance and reputation, as well as disease outbreaks or pandemics such as the recent coronavirus (COVID-19) pandemic, tariffs, embargoes, trade conflict, acts of war, terrorism, natural disasters, fires, earthquakes, flooding or other catastrophic occurrences. If for any reason our suppliers or vendors became unable or unwilling to continue to provide services to us, this would likely lead to an interruption in our ability to import our products until we found another entity that could provide these services. Failure to find a suitable replacement, even on a temporary basis, would have a material adverse effect on our ability to meet our current production targets, make it difficult to grow and would have an adverse effect on our results of operations.

In addition, we depend on a limited number of key suppliers located primarily in China, India, Canada, and France. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. Additionally, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events. In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs such as, without limitation, shipping costs, and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

Our future results of operations may be adversely affected by volatile commodity costs.

Many aspects of our business could be directly affected by volatile commodity costs. Our ingredients are subject to price volatility which can be caused by commodity market fluctuations, inflation, crop yields, seasonal cycles, weather conditions (including the potential effects of climate change), temperature extremes and natural disasters (including floods, droughts, water scarcity, frosts, earthquakes and hurricanes), pest and disease problems, changes in currency exchange rates, imbalances between supply and demand, natural disasters and government programs and policies among other factors. Volatile fuel costs translate into unpredictable costs for the products and services we receive from our third-party providers including, but not limited to, distribution costs for our products and packaging costs. While we may seek to offset the volatility of such costs with a combination of cost savings initiatives, operating efficiencies and price increases to our customers, we may be unable to manage cost volatility. If we are unable to fully offset the volatility of such costs, our financial results could be adversely affected.

Competition in the food and beverage retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

The food and beverage retail industry is very competitive. In our online and wholesale business, we compete with food and beverage retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including Internet retailers, many of which are larger than us and have significantly greater capital resources than we do, selling both competitive products and retailing our own products, competing against our direct online business. We also compete with a number of natural, organic, and functional food and beverage producers.

We face significant competition from these and other retailers and producers. Any changes in their merchandising and operational strategies could negatively affect our sales and profitability. In particular, if natural, organic, and functional food and beverage competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of natural, organic, and functional products, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential competitors may have,

longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we are able to execute upon.

We expect competition in the natural, organic, and functional food and beverage industry, and in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our customer base;

- the number of products that we feature on our website;

- the quality and responsiveness of customer service;

- our selling and marketing efforts;

- the quality and price of the products that we offer;

- the convenience of the shopping experience that we provide;

- our ability to distribute our products and manage our operations; and

- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

A food safety or quality issue that results in a product disruption such as a recall, health issue, or death of a consumer could harm our business.

The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business. In addition, customers may stop placing or cancel orders for such products as a result of such events.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we believe our facilities and those of our co-packers and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness (such as salmonella) or death to a consumer, we may become subject to claims or lawsuits relating to such matters. We may be required to pay damages which could reduce profitability and adversely affect our financial conditions. In addition, it may require us to modify our recipes or packaging in manner that adversely affects our business or is not feasible for the business operation. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period, we could incur costs and suffer losses. Inventory, equipment, and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

commercially acceptable premiums, or at all.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of our products as "organic" to differentiate our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our "organic" certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

Our future results of operations may be adversely affected by the availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions (including the potential effects of climate change) can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of organic ingredients or increase the prices of organic ingredients. If our supplies of organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Adverse weather conditions, fires, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are quite common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Climate change may negatively affect our business and operations.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain herbs that are necessary for our products. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water.

Government Regulation

The processing, manufacturing, packaging, labeling, advertising and distribution of the Company's planned products is subject to regulation by one or more governmental authorities, and various agencies of the federal, state, and localities in which our products are sold. In addition, the Company's products are subject to numerous U.S. federal, state and local legislation and measures relating to the manufacture of products for human consumption. These government authorities may attempt to regulate any of our products that fall within their jurisdiction. Such governmental authorities may determine that a particular product or product ingredient presents an unacceptable health risk and may determine that a particular statement of nutritional support that we want to use is an unacceptable claim. Such a determination would prevent the Company from marketing particular products or using certain statements of nutritional support on its products. The Company also may be unable to disseminate third-party literature that supports its products if the third-party literature fails to satisfy certain requirements. In addition, government authorities could require the Company to remove a particular product from the market. Any recall or removal would result in additional costs to the Company, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any such product recalls or removals could lead to liability, substantial costs and reduced growth prospects, all of which could be material.

Our products and operations are subject to government regulation and oversight

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely affect our business and results of operations.

We are affected by a wide range of governmental laws and regulations. Examples of regulatory agencies influencing our operations include the United States Department of Agriculture (the "USDA"), the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the U.S. Consumer Product Safety Commission ("CPSC"), and the Environmental Protection Agency (the "EPA"), among others. We are also regulated by various U.S. state and local laws and regulations as well as agencies of the states and local units of government in which our products are sold. These agencies regulate, among other things, with respect to our products and operations:

- design, development and manufacturing;

- testing, labeling, content and language of instructions for use and storage;

- product safety;

- marketing, sales and distribution;

- record keeping procedures;

- advertising and promotion;

- recalls and corrective actions; and

- product import and export.

These laws and regulations affect various aspects of our business and failure to comply with them may have significant adverse effects on our business.

Regulation of Dietary supplements and Food Ingredient

Our products may be subject to certain regulations as dietary supplements and food additives. The FDA regulates, among other things, the composition, safety, manufacture, labeling and marketing of dietary ingredients and dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). Dietary supplements and dietary ingredients that do not comply with FDA laws and regulations, such as the DSHEA, can be deemed adulterated or misbranded. Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded, and the FDA or other governmental entities may take enforcement action against any adulterated or misbranded dietary supplement on the market. The FDA and other U.S. governmental entities have broad enforcement powers. If we violate applicable regulatory requirements, the FDA and U.S. governmental authorities may bring enforcement actions against us, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The FDA may determine that a particular dietary supplement or ingredient presents an unacceptable health risk based on the required submission of serious adverse events or other information, or may determine that a particular claim or statement of nutritional value that we use to support the marketing of a dietary supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a "health claim" which we are not allowed to make. Any of these actions could prevent us from marketing particular dietary supplement products or making certain claims or statements with respect to our products. The FDA could also require us to recall, withdraw or remove a particular product from the market. Any recall, withdrawal or removal would result in additional costs to us, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any product recalls, withdrawals or removals could also lead to an increased risk of litigation and liability, substantial costs, and reduced growth prospects.

The FDA has also issued guidance governing the notification of new dietary ingredients ("NDIs"). The guidance, if fully implemented, could have a material impact on our operations. FDA enforcement of the NDI guidance could require us to incur additional expenses, which could be significant, and negatively affect our business, including, but not limited to, the prohibition on sale of new dietary ingredients or dietary supplements until the FDA determines that those ingredients or products comply with applicable laws and regulations.

In addition, certain food ingredient products we sell are regulated under the United States Federal Food, Drug, and Cosmetic Act ("FDCA"), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally recognized as safe, under the conditions of its intended use by qualified experts in food safety. We believe that the food ingredients in our products are generally recognized as safe. However, this status cannot be determined until generally recognized as safe. However, this status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely affected if the FDA determines that our food ingredient products do not meet the criteria for generally recognized as safe.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure by us to comply with applicable regulations could result in substantial monetary penalties and could have a material adverse effect on our financial condition or results of operations.

Our reputation could suffer from real or perceived issues involving the labeling or marketing of our products.

Products that we sell carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term "natural", "functional", "superfunctional", or "healthy", or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word "natural," there is no single, United States government regulated definition of the term "natural" for use in the food industry, which is true for many other adjectives common in the better-for-you and functionally-focused food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several food companies that market "natural" products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled "natural" but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

Similarly, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as "certified organic," and we currently manufacture several organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our "organic" certification if a facility becomes contaminated with non-organic ingredients, if we do not use raw materials that are certified organic, or if key ingredients used in our products are no longer allowed to be used in food certified as "organic." The loss of our "organic" certifications could materially and adversely affect our business, financial condition or results of operations.

In addition, the USDA has proposed a rule requiring disclosure of the use of genetic engineering in manufacturing a product or an ingredient used in a product. The rule has not been finalized, and we are unable to predict with certainty what the final requirements will be. If the USDA issues bioengineering disclosure regulations inconsistent with our practices, the resulting changes in labeling could adversely affect customer acceptance of our product and materially and adversely affect our business.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product, specifically including dietary supplements, in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions and third-party lawsuits such as:

· warning letters;

· fines;

· injunctions;

· civil penalties and civil lawsuits;

· termination of distribution;

· recalls or seizures of products;

- delays in the introduction of products into the market; and

- total or partial suspension of production.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations. We may also be required to take corrective actions, such as installing additional equipment or taking other actions, each of which could require us to make substantial capital expenditures. In addition, we could be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

The FDA may also take issue with the term "superfunctional", "functional" or any derivative name, as "superfunctional" and "functional" are, to our knowledge, still undefined by regulatory agencies. In addition to any regulatory costs, if the Company were required to change its name, there would likely be, or could be, among other results, a negative effect on the Company's branding and customer perception.

Future Regulation in the United States

From time to time, U.S. federal, state or local legislative and governmental authorities may impose additional or more stringent laws or regulations that could apply to our Company, business and products, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect that additional governmental regulation, when and if it occurs, would have on our business in the future. Those developments could prohibit the sale and marketing of ingredients and products or require reformulation of products to meet new standards, recalls or discontinuance of products (including products that we sell). Further, we may be subject to requirements for reformulation, labeling, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, quality control requirements, adverse event reporting or other requirements. Any developments of this nature could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable publicity or consumer perception of our products could have a material adverse effect on our reputation, which could result in decreased sales and significant fluctuations in our business, financial condition and results of operations

We depend significantly on consumer perception regarding the safety and quality of our products. Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, media attention, social media, or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective. A new product may initially be received favorably, resulting in high sales of that product, but that sales level may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. Unfavorable research or publicity could have a material adverse effect on our ability to generate sales. Our dietary supplement products are not drug products and cannot be used to diagnose, treat, cure or prevent any disease, and we may be subject to legal and regulatory actions if our products were classified as drug or food products with respect to the

marketing and sale of our products.

Product recalls, withdrawals or seizures, which could materially and adversely affect our business, financial condition and results of operations

We may be subject to product recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we manufacture or sell may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products may adversely affect consumer confidence in our brands and thus decrease consumer demand for our products. As is common in the dietary supplement industry, we rely on our contract manufacturers and suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. As a young company we have yet to seek representations and warranties, indemnification and/or insurance from our contract manufacturers and suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations.

We may face scrutiny from evolving state regulations concerning health, safety, our supply chain and marketing.

In addition to the federal regulatory issues listed above, there are a growing number of state regulations that might impair our ability to operate and avoid number of state regulations that might impair our ability to operate and avoid interruption. For example, California currently enforces legislation commonly referred to as "Proposition 65" that requires that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we seek to comply with the requirements of Proposition 65, as well as to educate our customers regarding the substance of Proposition 65 and the relative metals contents in various natural foods, there can be no assurance that we will not be adversely affected by litigation or other actions relating to Proposition 65 or future legislation that is similar or related thereto. Also, the Transparency in Supply Chains Act of 2010 in California requires us to audit our vendors with respect to risks of human trafficking and slavery and mitigate these risks in our operations. Any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General or other regulatory authorities. Increased compliance costs associated with operating in California and other states could adversely affect our business, financial condition and results of operations.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

Changes to social networking, advertising platforms' or mobile device or other operating systems' terms of use; terms of service or traffic algorithms that limit promotional communications, impose restrictions that would limit our ability or our customers' ability to send communications through their platforms; disruptions or downtime experienced by these platforms; or reductions in the use of or engagement with social networking or advertising platforms by customers and potential customers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Additionally, we use emails and text messages to communicate with customers and we collect consumer data, including email addresses and phone numbers, to further our marketing efforts with such consenting consumers. If we fail to adequately or accurately collect such data or if our data collection systems are breached or information therein is misused, our business, financial condition, and results of operations could be harmed. Further, any failure, or perceived failure, by us, or any third parties processing such data, to comply with privacy policies or with any federal or state healthcare, privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets.

We may be subject to specific FTC endorsement and/or testimonial regulations that would interfere with our advertising, marketing and labeling strategies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the "Guides"), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as "results not typical," the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that "material connections" between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. While we do request that public persons who we provide samples of product disclose their relationship with us prior to sharing on social media or other endorsement, we cannot ensure all recipients comply with this request. We have continually adapted our marketing efforts to be compliant with the revised Guides. However, it is possible that our use, and that of our employees, of testimonials in the advertising and promotion of our products will be significantly impacted and therefore might negatively affect our sales.

We depend upon internet search engines and other providers of digital advertising to attract a significant portion of our potential customers to our website, and any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline.

We depend in significant part on various internet search engines, such as Google, Facebook, Amazon and other providers of digital advertising to direct a significant number of potential customers to our website. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user's internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of the website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as digital advertising on other websites and through other providers, to direct a substantial share of the visitors to our website.

Our ability to maintain the number of visitors to our website from internet search websites and other websites is not entirely within our control. For example, internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to implement their internal standards and strategies. Changes in the algorithms could cause our website to receive less favorable placements, which could reduce the number of users who visit our website. We have experienced and continue to experience fluctuations in the search result rankings for our website. Similarly, the recent rollout of the iOS14 update for iPhones has severely impacted Facebook's ability to cost effectively drive traffic to small advertisers such as us. We do not yet fully understand the impact of the iOS14 update on our business. Our business significantly depends on our ability to continue driving traffic from Facebook, as well expanding the digital channels through which we acquire customers.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. Additionally, as we increase the number of third-party distributors of our products, they may target similar individuals or use similar key words. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly, and we may be required to reduce the number of our paid search advertisements. If we reduce our advertising with search engines, our consumer traffic may significantly decline, or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, could also cause our website to be listed less prominently in algorithmic search results. Any adverse effect on the placement of our website in search engine results could reduce the number of users who visit our website and drive up the cost of customer acquisition. If visits to our website decrease, our revenue may decline, and we may need to resort to more costly sources to acquire new customers and such decreased revenue and/or increased expense could materially and adversely affect our business and profitability.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers are individuals that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers, including customers that participate in our subscription programs, will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

Capitalization of our Digital Advertising Spend; Lack of Cashflow for Operations

Per FASB's Statement of position 93-7, Reporting on Advertising Costs for direct response advertising, we capitalize the majority of our digital advertising spending and amortize it over three years, with amortization proportionate to the historic revenue of customers over that timeframe. Should future customer behavior negatively deviate from historic customer behavior, we will need to partially or completely write down the intangible asset created by capitalized marketing spending, potentially creating a large financial loss in year of the write down. In addition, the result of such capitalization, although our results may reflect an operating profit based on GAAP, we may have sufficient cash restraints that is not reflected in our operating profit.

Our business depends on continued and unimpeded access to the internet and mobile networks.

Our ability to sell our products depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. We may experience future interruptions and delays in services and availability from time to time that could impede customers purchasing products form us. In the event of a catastrophic event with respect to one or more of our systems or those of our service providers, we may experience an extended period of inability to sell products, which could negatively impact our relationship with customers, providers, partners, and suppliers.

We also rely on software licensed from third parties in order to offer our products. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in selling our products. The occurrence of any of the foregoing events could have an adverse impact on our business, financial condition, and results of operations.

Our payments system depends on third-party service providers and is subject to evolving laws and regulations.

We have engaged third-party service providers to perform underlying card processing and currency exchange. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to accept orders through the platform could be adversely affected and our business could be harmed. In addition, if these service providers increase the fees they charge us, our operating expenses could increase and if we respond by increasing the fees we charge to our customers, we could lose some of our customers.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering third-party payment systems. As we expand the availability of payments via third parties or offer new payment methods to our customers in the future, we may become subject to additional regulations and compliance requirements.

We may be unable to adequately protect our brand and our other intellectual property rights.

We regard our brand, customer lists, trademarks, domain names, trade secrets and similar intellectual property as critical to our success. We may rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection in the United States for all our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all our trademarks. We have key terms for which we have yet to apply for trademarks. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our trademark application may never be granted.

To date, the Company has not applied for patent protection on any of its technology. The process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement or the misappropriation of our intellectual property rights. Our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Marketing and distribution capabilities

In order to commercialize its products, the Company must further develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to market any of its products, the Company must either acquire or develop a sales and distribution infrastructure. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of its management and key personnel, and defer its product development and deployment efforts. To the extent that the Company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts may not be successful. If the Company fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales and incur increased costs.

A significant portion of our inventory is stored in two Denver warehouses and our Boulder distribution center and any damage or disruption at these facilities or at our distribution center may harm our business.

A natural disaster, fire, power interruption, work stoppage, or other calamity at our storage or operating facilities would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our facility, machinery, or inventory were damaged or unusable, we would be unable to meet our obligations to customers and wholesale partners, which could materially adversely affect our business, financial condition, and results of operations.

We cannot guarantee that we will succeed in achieving our goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.

Some of our products are new and are only in early stages of commercialization, and some products that are important to our growth strategy are in various stages of research and development, and have not yet been commercialized. We are not certain that these, or any other future products, will be developed to commercialization, sell as anticipated, be manufactured as anticipated, or be desirable to their intended markets. Also, some of our products may have limited uses and benefits, which may limit their appeal to consumers and put us at a competitive disadvantage. Developing new products and placing them into wholesale channels and into conventional and natural grocery environments is an expensive and time-consuming process, and if a product fails to sustain market acceptance or is unable to be manufactured as anticipated, the investment made in the product may be lost.

If our current or future products fail in the development stage, or fail our customer's expectation of quality, or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results.

As is typical in a rapidly evolving industry, the development process and demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Because the market for our products is new and evolving, it is difficult to predict with any certainty the size of this market and its growth rate, if any, and costs of manufacturing as a product is developed. We cannot guarantee that we will be successful in developing new products or manufacturing new products including through copackers, or that a market for our products will develop or that demand for our products will be sustainable. If we fail to develop or manufacture new products, or the market for new products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

COVID-19 Outbreak

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. However, depending on the length and severity of the pandemic, COVID-19 could interrupt the Company's operations; increase operating expenses; cause delayed performance of contractual obligations; cause delays in the Company's ability to purchase herbs; cause packaging restrictions on shipping; impair the Company's ability to raise funds depending on COVID-19's effect on capital markets; adversely affect the Company's supply partners, contractors, customers and/or transportation carries; and cause changes in the Company's regulatory framework which may increase competition for the mushrooms and packaging used by the Company or affect our ability to deliver its products to customers – each which could materially affect the business and financial condition of the Company.

The full extent of the effects of the COVID-19 pandemic is unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the Company's plan of distribution and use of available funds and the timelines, business objectives or disclosed milestones related thereto, and thus, adversely impact the Company's business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce such as its consultants or see its workforce man-hours reduced or incur increased medical

consultants or use its workforce than would reduced or incur increased medical costs as a result of these health risks. The Company will actively assess and respond where possible to the potential impact of the COVID-19 pandemic. It is difficult to predict how the COVID-19 pandemic may affect the Company's business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for our products. It is possible that the COVID-19 virus could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

The COVID-19 pandemic has in the past disrupted our supply chain and could again do so, which could cause us to be unable to produce product to meet market demand, or require us to modify our product formulas in a way that causes damage to our brand equity or customer loyalty, all of which could negatively impact our financial condition.

If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Our ability to meet our labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. Our business is also located in a metropolitan area that has significant competition for skilled and unskilled labor. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, or increases in the federal- or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our operating expenses could increase and our business, financial condition and results of operations could be materially and adversely affected.

Technology failures or security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depends on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our enterprise platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm.

Economic downturns could limit consumer demand for our products and negatively affect our sales and profitability.

The premium organic and natural food industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic alternatives, given that many premium natural and organic products, and particularly premium natural and organic foods, often have higher retail prices than do their non-organic counterparts.

The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.

From time to time, we may consider opportunities to acquire other products or businesses that may expand the breadth of our markets or customer base. The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management's attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brand and our relationships with customers, employees or other third parties or our ability to

achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our products, and adversely impact our business.

The application of federal, state, local, and international tax laws to products sold over the internet is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to goods sold over the internet or could otherwise materially affect our financial position and results of operations.

In addition, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). If we are required to collect and pay back taxes and associated interest and penalties, and if the amount we are required to collect and pay exceeds our estimates and reserves, or if we are unsuccessful in collecting such amounts from our customers, we could incur potentially substantial unplanned expenses, thereby adversely impacting our results of operations and cash flows. Imposition of such taxes on our products going forward or collection of sales tax from our customers in respect of prior sales could also adversely affect our sales activity and have a negative impact on our results of operations and cash flows.

One or more states may seek to impose incremental or new sales, use, value added, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes on our solutions could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from utilizing our solutions, or otherwise harm our business, results of operations, and financial condition.

Further, we are currently in the process of becoming compliant for sales tax in Colorado, where we believe we have a sales tax liability under $20,000. It is possible our tax liability in Colorado is in excess of $20,000. Although we reasonably believe we are correctly collecting and remitting sales tax in various U.S. jurisdictions, there are no assurances that certain states may determine that we should have been collecting sales tax (or more sales tax than we have previously collected), which may have a negative impact on our results of operations and cash flows. In addition, we anticipate that as we grow we will be required to collect and remit sales tax in additional states and our failure to manage our growth and the increased burden of collecting and remitting sales tax may result in fines or penalties, and have a negative impact on our results of operations and cash flows.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations.

There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods. Such tax assessments, penalties, and interest may adversely impact our results of operations.

We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering. We intend to use net proceeds from this offering for working capital, inventory growth, marketing, general corporate purposes. As a result, we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from this offering to the extent not needed in a manner that does not produce income or that loses value. These investments may not yield a favorable return to purchasers in this offering. We do not intend to primarily use funds from this offering for investment.

The concentration of our stock ownership limits our shareholders' ability to influence corporate matters.

Following the offering, founder and CEO Lopa van der Mersch, through a controlled entity, will maintain voting control of the Company. As a consequence, she will have the power to affect our management and affairs and overall matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentrated control limits or restricts our shareholders' ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in our governing documents and under Delaware law could discourage a takeover that shareholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

· providing that vacancies on the board of directors, including newly created directorships, may be filled by a majority vote of directors then in office rather than by shareholders;

· advance notice procedures, which apply for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

· no authorization of cumulative voting, which limits the ability of minority shareholders to elect director candidates;

· our certificate of incorporation requires the approval of a majority of the then outstanding voting power of our capital stock for shareholders to adopt, amend, alter or repeal our bylaws, or adopt any provision inconsistent with our bylaws;

· requiring holder of shares entitled to cast not less than 50% of the votes at a meeting in order for shareholders to call a special meeting.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" shareholder for a period of three years following the date on which the shareholder becomes an "interested" shareholder.

We may be subject to securities litigation, which is expensive and could divert management attention.

The use of Crowdfunding is still new and the use of this type of exemption for the offer and sale of securities may subject to securities class action litigation. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management's attention from other business concerns.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all our future earnings, if any, to finance the growth and development of our business. We may, to the extent profitable and sustainable, use Company funds (other than offering proceeds) to redeem shares from shareholders. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Restrictions on Transfer

The shares in this offering will be subject to significant restrictions on transfers. Specifically, investors that purchase shares in this offering will be bound by our bylaws. A copy of the bylaws is available upon request from the Company. The shares may be transferred only if certain legal requirements as well as requirements imposed by our bylaws are satisfied and only with our consent. The bylaws imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the shares. Among other requirements, in most circumstances, the shareholder must first offer the shares to the Company and then the other shareholders before the shareholder may transfer the shares to a third party. Certificates, if any, representing the shares will also bear a legend indicating that the shares are subject to the restrictions on transfer imposed by the bylaws.

In addition, prospective investors in the Company will be required to represent that they have acquired their shares for investment purposes only and not with a view to or for sale in connection with any distribution of such shares. The shares have not been registered under the Securities Act of 1933 (the "Securities Act") and, therefore, is subject to restrictions on transfer under the Securities Act.

Further, securities will be subject to the restrictions set forth in the Limited Liability Company Agreement of Wefunder SPV, LLC

Illiquid Investment

There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Unsecured Investment

The shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid on our assets in any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our shares.

Arbitrary determination of Offering Price

The offering price of the shares of common stock has been arbitrarily determined without independent valuation of the shares by our management based on estimates of the price that purchasers of speculative securities, such as our common stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

Exclusive Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the Company; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.

This exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Lead Investor

Each investor will appoint the lead investor we have identified (the "Lead Investor") as the investors true and lawful proxy and attorney, to vote the investor's securities related to the Company and sign related documents on the investors behalf. Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be alighted with the interest of investors, there can be no guarantee that these interest will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular investor's interest.

Stephan van der Mersch is only an advisor with no obligation to the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,001**

Use of Proceeds: 93.5% for social media advertising.
6.5% for Wefunder fee.

*best estimate of use of proceeds but management has discretion for how to use proceeds.

If we raise: **$1,000,000**

Use of Proceeds: 10% for inventory growth.

13.5% for general corporate purposes.

20% for salaries
20% for repayment of bridge loan.

30% for sales & marketing

6.5% for Wefunder fee.

*best estimate of use of proceeds but management has discretion for
how to use proceeds.

If we raise: **$4,999,998**

Use of
Proceeds: 15% for inventory growth.
13.5% for general corporate purposes.
15% for salaries
5% for repayment of bridge loan.

45% for sales & marketing.

6.5% for Wefunder fee.

*best estimate of use of proceeds but management has discretion for
how to use proceeds.

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any
intended use of proceeds, such that investors are provided with an adequate amount of information
to understand how the offering proceeds will be used. If an issuer has identified a range of possible
uses, the issuer should identify and describe each probable use and the factors the issuer may
consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess
of the target offering amount, the issuer must describe the purpose, method for allocating
oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all
potential uses of the proceeds of the offering, including any that may apply only in the case of
oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is
not responsible for any failure by you to describe a potential use of offering proceeds.*

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments
by investing in interests issued by one or more co-issuers, each of which is a
special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from
investors in securities issued by the Company. Interests issued to investors by the
SPV will be in book entry form. This means that the investor will not receive a
certificate representing his or her investment. Each investment will be recorded in
the books and records of the SPV. In addition, investors' interests in the
investments will be recorded in each investor's "Portfolio" page on the Wefunder
platform. All references in this Form C to an Investor's investment in the Company
(or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the
deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been
met. If the issuer reaches the target offering amount prior to the deadline
identified in the offering materials, it may close the offering early if it provides
notice about the new offering deadline at least five business days prior to such
new offering deadline (absent a material change that would require an extension
of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour
period prior to the offering deadline, the funds will be released to the issuer upon
closing of the offering and the investor will receive securities in exchange for his
or her investment.**

**If an investor does not reconfirm his or her investment commitment after a
material change is made to the offering, the investor's investment commitment
will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment
commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information
provided to the Investor about the offering and/or the Company, the Investor will
be provided notice of the change and must re-confirm his or her investment
commitment within five business days of receipt of the notice. If the Investor does
not reconfirm, he or she will receive notifications disclosing that the commitment
was cancelled, the reason for the cancellation, and the refund amount that the
investor is required to receive. If a material change occurs within five business
days of the maximum number of days the offering is to remain open, the offering
will be extended to allow for a period of five business days for the investor to
reconfirm.**

**If the Investor cancels his or her investment commitment during the period when
cancellation is permissible, or does not reconfirm a commitment in the case of a
material change to the investment, or the offering does not close, all of the
Investor's funds will be returned within five business days.**

Within five business days of cancellation of an offering by the Company, the

Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $25,043,266.80 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Adaptogens, PBC is offering up to 1,150,843 shares of common stock at a price per share of $4.49.

Investors in the first $250,000.53 of the offering will receive stock at a price per share of $2.69, and a pre-money valuation of $15,003,649.85

The campaign maximum is $4,999,998.47 and the campaign minimum is $100,000.75.

Major Investor Rights:

Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Two Hundred and Fifty Thousand Dollars ($250,000) in this offering and has thereby become a Major Investor (a "Major Investor") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

Participation Right. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in The Subscription Agreement) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

Repurchase.

If the Company determines after consultation with qualified outside securities counsel that it will be subject to the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the total Purchase Price paid by the undersigned; or (ii) the fair market value of the Shares as determined by an independent appraiser chosen by the Company that is regularly engaged in securities valuations; provided, however, that if an equity financing occurs within six months after the Shares are repurchased pursuant to the Subscription Agreement and the value that the undersigned would have received had such repurchase not occurred is materially greater than the value that the undersigned actually received in such repurchase, then the Company shall pay to the undersigned an amount equal to the difference between such values promptly following the consummation of the equity financing.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Further, the Common Stock of the Company is subject to restrictions on transfer in the Company's bylaws, including a right of first refusal in favor of the Company.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The attached subscription agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	5,243,065	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	none
Options:	334,500

Describe any other rights:

The Company's principal security holder, TWSS, Inc., is majority owned and operated by the Company's CEO, Lopa Kay van der Mersch.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Certificate of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also securities the investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Rasa, Inc.
Issue date	05/10/20
Amount	$30,638.00
Outstanding principal plus interest	$30,996.40 as of 07/21/21
Interest rate	1.0% per annum
Maturity date	10/11/21
Current with payments	Yes

PPP loan. TWSS, Inc. f/k/a Rasa, Inc. is the original debtor under the PPP Loan. Adaptogens, PBC is a wholly owned subsidiary of TWSS, Inc. In connection with the formation of Adaptogens, PBC., Adaptogens, PBC agreed to repay the PPP loan.

Loan

Lender	Lopa Kay van der Mersch
Issue date	07/14/21
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 07/17/21
Interest rate	0.0% per annum
Maturity date	07/15/22
Current with payments	Yes

Part of $750,000 bridge line of credit to finance the Company until crowdfunding is complete. Each draw is subject to mutual agreement between lender and debtor.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2019	Other	Common stock	$707,651	General operations
11/2019	Section 4(a)(2)	Common stock	$344,551	General operations
12/2019	Section 4(a)(2)	Common stock	$75,000	General operations
1/2020	Section 4(a)(2)	Common stock	$51,000	General operations
12/2020	Section 4(a)(2)	Common stock	$400,000	General operations
3/2021	Other	Common stock	$250,000	General operations
3/2021	Section 4(a)(2)	Common stock	$50,000	General operations

				operations
5/2021	Section 4(a)(2)	Common stock	$4,500	General operations
6/2021	Section 4(a)(2)	Common stock	$440,000	General operations
7/2021	Other	Common stock	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Lopa kay van der Mersch
Amount Invested	$707,651.00
Transaction type	Priced round
Issue date	04/28/19
Relationship	CEO

Name	Lopa Kay van der MErsch
Amount Invested	$344,551.00
Transaction type	Priced round
Issue date	11/11/19
Relationship	CEO

Name	Lopa Kay van der MErsch
Amount Invested	$75,000.00
Transaction type	Priced round
Issue date	12/11/19
Relationship	CEO

Name	Lopa Kay van der Mersch
Amount Invested	$51,000.00
Transaction type	Priced round
Issue date	01/07/20
Relationship	CEO

Name	Lopa Kay van der Mersch
Amount Invested	$400,000.00
Transaction type	Priced round
Issue date	12/28/20
Relationship	CEO

Name	Erik Sirnes
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	03/14/21
Relationship	Fulfillment Director

Name	Lopa Kay van der Mersch
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	03/14/21
Relationship	CEO

Name	Lopa Kay van der Mersch
Amount Invested	$4,500.00
Transaction type	Priced round
Issue date	05/29/21
Relationship	CEO

Name	Lopa Kay van der Mersch

Amount Invested	$440,000.00
Transaction type	Priced round
Issue date	06/09/21
Relationship	CEO

Name	Lopa Kay van der Mersch
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	07/11/21
Relationship	CEO

Name	Lopa Kay van der Mersch
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	07/14/21
Outstanding principal plus interest	$250,000.00 as of 07/17/21
Interest rate	0.0% per annum
Maturity date	07/15/22
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rasa (Adaptogens, PBC) produces and sells coffee alternative products brewed using a mix of dried adaptogenic herbs as its blend.

Milestones

Adaptogens, PBC dba Rasa was incorporated in the State of Delaware in July 2021. Rasa, Inc. was initially incorporated in Colorado in 2015. In July of 2021 Rasa, Inc. formed a wholly owned subsidiary, Adaptogens, PBC, a Delaware public benefit corporation as our operating entity and contributed substantially all the assets and liabilities of the Rasa, Inc. business to Adaptogens, PBC. Adaptogens, PBC, operates under the trade name Rasa.

Since then, we have:

- Created what we believe to be the first functional coffee substitute, energizing without caffeine, nourishing rather than depleting.

- Proudly Woman-founded, employee-owned, mission-driven business

bootstrapped to $5m run-rate.

- Acquired customers that friggin' love us.

- Mission-driven: we are dedicated to changing our customers' lives, building a benchmark sustainable supply chain, and pioneering compostable packaging. We aim to drive cultural change.

- Developed 6 permanent blends: Original, Cacao, Dirty, Spicy Rose, Joy, Bold, and Calm. Creamer soon to launch. Long seasonal product pipeline.

Historical Results of Operations

Our company was launched in 2015. The company has limited operations upon which prospective investors may base an evaluation of its performance. Since our launch we have:

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $3,502,241. For the period ended December 31, 2019, the Company had revenues of $1,866,218.

- *Assets.* As of December 31, 2020, the Company had total assets of $1,388,063, including $33,225 in cash. As of December 31, 2019, the Company had total assets of $747,553, including $36,696 in cash.

- *Net Income.* The Company has had net income of $22,235 for 2020 and net losses of $481,643 for 2019.

- *Liabilities.* The Company's liabilities totaled $304,902 for 2020 and $105,568 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,435,703 in equity (cash, property, and services), $250,000 in lines of credit, and $30,638 in a PPP loan.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise additional capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 13 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Adaptogens, PBC cash in hand is $184,866, as of July 18th, 2021. Over the last three months prior to the date of filing this Form C, on a non-GAAP cash accrual basis, revenues have averaged $380,079/month, cost of goods sold has averaged $198,199/month, and operational expenses have averaged $243,915/month, for an average net loss of $62,035 per month.

Since the date of our financials, iOS14 update has made Facebook traffic acquisition less efficient, which has made it more challenging for us to grow. The pandemic waning has reduced online shopping, which has made it more challenging for us to grow. We have implemented what we believe is a more effective subscription program which we anticipate will improve our unit economics. We believe we have a wide range of viable channels for growth. We have grown our operating expenses in anticipation of growth over the coming years.

As mentioned herein, in July of 2021 the Company completed a 351 transaction in which TWSS, Inc. (f/k/a as Rasa, Inc.) formed a wholly owned operating subsidiary Adaptogens, PBC (the Company) and contributed substantially all of the assets and liabilities of the Rasa business to Adaptogens, PBC. TWSS, Inc., as a S-Corporation, relied on Section 471 of the Internal Revenue Code for tax treatment of inventory. As part of the contribution of assets by TWSS, Inc. to the Company, the transferred inventory was transferred to the Company with a zero tax basis. As a result, that product cost of goods for the sale of that inventory sold will be zero from a tax basis. This will increase taxable income for the Company and/or reduce the amount of net operating loss carryforward available to the Company.

We anticipate that in six months, expenses should increase by approximately 20%, unless we manage to grow faster than anticipated and can spend more on sales & marketing. With our current business plan we expect to be profitable in Q2 of 2022. We expect revenue to grow 6% per month for the next six months. These projections cannot be guaranteed.

In the first half of 2021, the Company has received $857,500 in cash and other property, of which $63,000 was from a minority employee shareholder and the remainder was from the Company's founder. In addition, in July of 2021 we entered into a line of credit for up to $750K available from the Company's founder at a zero interest rate, of which the Company has drawn $250K. Draws on the line of credit are subject to mutual agreement of the lender and the Company at the time of any advance under the line of credit.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Lopa Kay van der Mersch, certify that:

(1) the financial statements of Adaptogens, PBC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Adaptogens, PBC included in this Form reflects accurately the information reported on the tax return for Adaptogens, PBC filed for the most recently completed fiscal year.

Lopa Kay van der Mersch
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:

    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

    B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

    C. engaging in savings association or credit union activities?☐ Yes ☑ No

  ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person?
☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.wearerasa.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Rasa Subscription Agreement
SPV Subscription Agreement
Rasa Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Lopa Kay van der Mersch
Lopa Kay van der Mersch
Stephan van der Mersch

Appendix E: Supporting Documents

Adapatogens

Signatures

*Intentional misstatements or omissions of facts constitute federal criminal
violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Rasa Subscription Agreement

SPV Subscription Agreement

Rasa Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Lopa Kay van der Mersch

Stephan van der Mersch

Appendix E: Supporting Documents

Adapotgens_-
_Description_of_Subscription_Agreement_7.27.21__2_.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities
Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer
certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be
signed on its behalf by the duly authorized undersigned.*

Adaptogens, PBC

By

Lopa Kay van der Mersch
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities
Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C
and Transfer Agent Agreement has been signed by the following persons in
the capacities and on the dates indicated.

Lopa Kay van der Mersch
CEO
7/29/2021

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal
financial officer, its controller or principal accounting officer and at least a majority of the board of
directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on
the information I provided through this online form and my company's

Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.